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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

696077304

(CUSIP Number)

Jonathan L. Kravetz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 696077304

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only): King Pharmaceuticals, Inc. 54-1684963

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,630,580

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,630,580

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,630,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 9 pages

This Schedule 13D relating to (i) shares of common stock, $0.01 par value (the “Common Stock”), and (ii) certain warrants to purchase shares of Common Stock of Palatin Technologies, Inc., a Delaware corporation (the “Issuer”), is being filed by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) to report an increase in its beneficial ownership of the Securities of the Issuer.
Item 1. Security and Issuer
The title of the class of equity securities to which this statement relates is the Common Stock and the warrants to purchase the Common Stock of the Issuer owned by King. The Issuer’s principal executive offices are located at 4C Cedarbrook Drive, Cranbury, NJ 08512.
Item 2. Identity and Background
(a) — (c) King, the entity filing this Schedule 13D, is a Tennessee corporation, and its principal business address and principal office address is 501 Fifth Street, Bristol, Tennessee 37620. King is a vertically integrated pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of King.
(d) — (e) Neither King nor any of its executive officers or directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
(f) Each executive officer and each director of King is a citizen of the United States, except for Elizabeth M. Greetham who is a British citizen. The name, business address and present principal occupation of each executive officer and director is set forth in Appendix A to this Schedule 13D and incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the Securities Purchase Agreement by and between King and the Issuer dated August 18, 2004 (the “Purchase Agreement”), King paid $5,000,000 to acquire 1,176,125 shares of Common Stock and warrants, which are exercisable until August 18, 2007 at an exercise price of $4.25 per share, to purchase 235,225 shares of Common Stock. On September 26, 2005, also pursuant to the Purchase Agreement, King paid an additional $10,000,000 to acquire 4,499,336 shares of Common Stock and warrants, which are exercisable until September 23, 2008 at an exercise price of $2.22 per share, to purchase 719,894 shares of Common Stock. The source of funds used by King to purchase the shares of Common Stock and the warrants to purchase shares of Common Stock on August 18, 2004 and September 26, 2005 was the working capital of King.
Item 4. Purpose of Transaction
Page 3 of 9 pages

From time to time, where circumstances warrant, King acquires equity securities of public and private companies with which King has a collaborative, licensing or other strategic relationship.
On August 12, 2004, King entered into a Collaborative Development and Marketing Agreement with the Issuer (the “Collaboration Agreement”), as subsequently amended as of September 20, 2005. The Purchase Agreement was executed in connection with the Collaboration Agreement and sets forth the terms and conditions relating to certain equity investments in the Issuer’s Common Stock upon the occurrence of certain events and the achievement of certain milestones by the Issuer. The Collaboration Agreement contemplates a transaction in which King and the Issuer jointly develop and commercialize the Issuer’s proprietary compound PT-141, a nasally administered peptide that is in clinical development for the treatment of both male and female sexual dysfunction. In connection with the achievement of development milestones by the Issuer, the Collaboration Agreement contemplates additional potential equity investments by King in the Issuer. Pursuant to the terms of the Collaboration Agreement, King and the Issuer will share all collaboration development and marketing costs and all collaboration net profits derived from net sales of PT-141 in North America based on an agreed percentage. King and the Issuer will seek a partner for PT-141 for territories outside of North America and will jointly share in collaboration revenues generated from those territories.
Item 5. Interest in Securities of the Issuer
(a)	King is now deemed to be the beneficial owner of 6,630,580 shares of the Issuer’s Common Stock, comprised of 5,675,461 shares of Common Stock and Warrants to purchase an additional 955,119 shares of the Issuer’s Common Stock, an aggregate beneficial holding comprising 11.1 percent of the issued and outstanding shares of Common Stock of the Issuer. The calculations in this Schedule 13D are based upon 58,770,737 shares of Common Stock issued and outstanding as of November 2, 2005 (based on disclosures made by the Issuer in its Form 10-Q for the quarter ended September 30, 2005). The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(b)	King has the sole power to vote and dispose of the 6,630,580 shares deemed to be beneficially owned by it.

(c)	Pursuant to the Collaboration Agreement and the Purchase Agreement, on September 26, 2005, King made a payment of $10 million to the Issuer, and was issued an additional 4,499,336 shares of common stock and warrants to purchase an additional 719,894 shares of common stock. The warrants are exercisable until September 26, 2008 at an exercise price of $2.22 per share.

(d)	To the knowledge of King, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by King.

(e)	Not applicable.
Page 4 of 9 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As described in Items 3 and 4 of this Schedule 13D, King and the Issuer are parties to (i) the Collaboration Agreement, which was previously filed as Exhibit 10.2 to King’s Form 10-Q for the quarter ended September 30, 2004, and is incorporated by reference herein, (ii) the Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein, and (iii) certain warrants issued on August 18, 2004 and September 23, 2005, the form of which is attached hereto as Exhibit 2 and is incorporated by reference herein.
     The agreements between King and the Issuer are described in Items 3 and 4 of this Schedule 13D. Specific transfer restrictions and registration rights contained in the Purchase Agreement are set forth in this Item 6.
     Pursuant to the Purchase Agreement, King has agreed not to sell, transfer, or otherwise dispose of the Issuer’s securities that were the subject of each purchase for a period of one year following each respective purchase.
     Pursuant to the Purchase Agreement, the Issuer has agreed to provide King certain demand and piggyback registration rights for the shares of the Common Stock owned by King. At any time following August 18, 2005, if there is no registration statement in effect covering the Issuer’s securities, King may make, subject to certain exceptions, two written requests for demand registrations covering the resale of the Common Stock and the warrants to purchase Common Stock held by King on any registration form that the Issuer chooses and which the Issuer is eligible to use. If King elects, the demand registration will be in the form of an underwritten offering. King also has certain piggyback registration rights. If the Issuer at any time proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration), whether or not for sale for its own account, the Issuer must notify King and upon the written request of King, the Issuer shall use its best efforts to cause all shares of the Common Stock that the Issuer has been requested by King to register to be so registered under the Securities Act to the extent necessary to permit their disposition in accordance with the intended methods of distribution specified in the request by King.
     Except as set forth in this Schedule 13D, neither King, nor to King’s knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit 1
Securities Purchase Agreement by and between Palatin Technologies, Inc. and King Pharmaceuticals, Inc. dated August 18, 2004 (filed as Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2004 [File No. 0-22686] and incorporated herein by reference).*

Page 5 of 9 pages

Exhibit 2
Form of Warrant issued by Palatin Technologies, Inc. to King Pharmaceuticals, Inc. pursuant to the Purchase Agreement (filed as Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2004 [File No. 0-22686] and incorporated herein by reference).

Exhibit 3
Collaborative Development and Marketing Agreement by and between Palatin Technologies, Inc. and King Pharmaceuticals, Inc. dated August 12, 2004 (filed as Exhibit 10.2 to King’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 [File No. 001-15875] and incorporated herein by reference).*

* Portions of this exhibit have been omitted pursuant to a confidential treatment request and this information has been filed separately with the Commission.
Page 6 of 9 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2005 (Date)
KING PHARMACEUTICALS, INC.
/s/ Brian A. Markison (Signature)
President and Chief Executive Officer (Name/Title)
Page 7 of 9 pages

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
KING PHARMACEUTICALS, INC.
The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. (“King”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 501 Fifth Street, Bristol, Tennessee 37620. All directors and executive officers listed below are citizens of the United States, except for Elizabeth M. Greetham who is a British citizen.

Present Principal Occupation or Employment and
Name	Business Address
Brian A. Markison	President, Chief Executive Officer and Director

Joseph Squicciarino	Chief Financial Officer

Stephen J. Andrzejewski	Chief Commercial Officer

Eric J. Bruce	Corporate Head — Technical Operations

James E. Green	Executive Vice President, Corporate Affairs

Earnest W. Deavenport, Jr.	Director of King
Former Chairman of the Board and Chief Executive Officer of Eastman Chemical Company
373 Laurel Ridge Lane
Banner Elk, NC 28604

Elizabeth M. Greetham	Director of King
Chief Executive Officer and President , ACCL Financial Consultants, Ltd.
Bye-Ways
4 Tucker Towne Rd.
St. Georges Parish, Bermuda

Gregory D. Jordan	Director of King
President of King College
1350 King College Road
Briston, TN 37620

R. Charles Moyer	Director of King
Dean, College of Business and Public Administration
University of Louisville
Louisville, KY 40292

Philip M. Pfeffer	Director of King
President and Chief Executive Officer of Treemont Capital, Inc.
701 Murfreesboro Rd.
Nashville, TN 37210
Page 8 of 9 pages

Present Principal Occupation or Employment and
Name	Business Address
D. Greg Rooker	Director of King
Former Owner and President of Family Community Newspapers of Southwest Virginia, Inc.
Co-Founder of The Jason Foundation
P.O. Box 430
Radford, VA 24143

Ted G. Wood	Director and Non-Executive Chairman of the Board of King
Former Vice Chairman of The United Company
23196 Virginia Trail
Bristol, VA 24202
Page 9 of 9 pages